Exhibit 99.1

FangDD Reports Second Quarter 2020 Unaudited Financial Results

SHENZHEN, China, Aug. 14, 2020 (GLOBE NEWSWIRE) — Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

•        Revenue in the second quarter of 2020 decreased by 22.2% year over year to RMB737.7 million (US$104.4 million) from RMB948.2 million in the same period of 2019.

•        Net loss in the second quarter of 2020 was RMB14.0 million (US$2.0 million).

•        Non-GAAP net income1 in the second quarter of 2020 was RMB11.9 million (US$1.7 million).

Second Quarter 2020 Operating Highlights

•        The number of active agents2 in the Company’s marketplace in the second quarter of 2020 was 265.9 thousand, representing an increase of 26.9% from 209.5 thousand in the same period of 2019.

•        The number of closed-loop agents3 in the second quarter of 2020 was 18.2 thousand, representing a decrease of 13.7% from 21.1 thousand in the same period of 2019.

•        Total closed-loop GMV4 facilitated on the Company’s platform in the second quarter of 2020 decreased by 13.5% to RMB50.0 billion (US$7.1 billion) from RMB57.8 billion in the same period of 2019. New property and resale listings contributed RMB33.6 billion (US$4.8 billion) and RMB16.4 billion (US$2.3 billion), respectively, to the total closed-loop GMV in the second quarter of 2020.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “As the COVID-19 pandemic came under control in China in May, the real estate market started to revive. As a result, the number of active agents on our platform increased by 26.9% to 265.9 thousand during the second quarter of 2020. Although our quarterly closed-loop GMV and net revenue still declined due to the lingering effect of the pandemic, we have already witnessed a strong rebound in real estate demand and are quite optimistic about our ability to resume satisfactory growth in the coming quarters. While we maintain our partnerships with large real estate agencies, we also recognize the rapid rise of small- and medium-sized agencies on our platform. Accordingly, we have launched several new initiatives to assist small-and medium-sized agencies in increasing their transactions and advancing their businesses. We are confident that our competitive advantages in SaaS, supply chain financing, and service innovation will enable us to thrive in the post-pandemic world.”

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “Leveraging our extensive expertise in real estate transaction services, we provided sophisticated SaaS solutions to real estate agencies, especially those small- and medium-sized ones, to help them improve their operating efficiencies, increase their customer targeting precision, and digitize their entire transaction process for resale properties. Also, we partnered with multiple banks and other financial services companies to furnish real estate agents with supply chain financing and credit rating solutions. In addition, we expanded our offerings with new value-added services such as parking space transactions, certified real estate transaction centers, and renovated property resale services. Looking ahead, we plan to continuously upgrade our technology platform, improve our user experience, expand our service offerings, increase our market share, and maintain our growth trajectory for the long run.”

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, added, “Despite the persistence of COVID-19 in the second quarter, we faced the challenges head on and worked to refine our cost structures and operating efficiency in order to prepare for the coming growth cycle. As the outbreak continues to be gradually brought under control, our business has also been able to reaccelerate, and we saw total revenue in June increase by 35.9% year over year. While decreases in both the number of transactions and total closed-loop GMV facilitated on our platform constrained our revenue generation capabilities in the second quarter, we have seen that real estate agent activity is picking up, and we expect these metrics to improve as the pandemic abates. Going forward, we intend to maintain a prudent mindset throughout our capital allocation process and focus on those initiatives capable of supporting our long-term growth objectives, such as our SaaS solutions and other service offerings. Such efforts should serve to fortify our leadership in China’s real estate transaction industry as we enter the post-pandemic period.”

Second Quarter 2020 Financial Results

REVENUE

Revenue in the second quarter of 2020 decreased by 22.2% to RMB737.7 million (US$104.4 million) from RMB948.2 million in the same period of 2019. The decrease was due to the outbreak of COVID-19 in China and the resulting constraints imposed on real estate agent activity, which negatively impacted the ability of agents to facilitate transactions in the period. Although real estate agent business activity has started to gradually resume since April 2020, the outbreak of COVID-19 and its impact on the real estate market caused both the number of transactions and GMV facilitated through the Company’s marketplace to decrease on a year-over-year basis, both of which significantly impacted the Company’s revenue generation capabilities in the period. However, as the pandemic has been gradually brought under control in China, the Company has begun to ramp up its business in turn and thus generated revenue of RMB390.0 million (US$55.2 million) for the month ended June 30, 2020, representing an increase of 35.9% year over year.

COST OF REVENUE

Cost of revenue in the second quarter of 2020 decreased by 15.1% to RMB616.7 million (US$87.3 million) from RMB726.0 million in the same period of 2019. This decrease was mainly attributable to a decrease in commission fees payable to agents for the services they rendered, which resulted from both the decreased commissions from transactions and the increased costs relating to various initiatives being offered to agents during the period to overcome the negative impact of the COVID-19 pandemic.

GROSS PROFIT

Gross profit in the second quarter of 2020 decreased by 45.5% to RMB121.0 million (US$17.1 million) from RMB222.2 million in the same period of 2019. Gross margin in the second quarter of 2020 was 16.4% compared with 23.4% during the same period of 2019.

OPERATING EXPENSES

Operating expenses in the second quarter of 2020, including share-based compensation expenses of RMB25.9 million (US$3.7 million), decreased by 1.2% to RMB153.9 million (US$21.8 million) from RMB155.7 million in the same period of 2019.

•        Sales and marketing expenses in the second quarter of 2020 decreased by 86.4% to RMB2.9 million (US$0.4 million) from RMB21.3 million in the same period of 2019. The decrease in sales and marketing expenses was primarily due to the reduction in spending on brand promotion and marketing activities to attract property listings from real estate sellers to the Company’s marketplace.

•        Product development expenses in the second quarter of 2020 were RMB70.5 million (US$10.0 million) compared to RMB79.1 million in the same period of 2019. The decrease in product development expenses was mainly attributable to the Company’s shifting from expanding the team size to optimizing the operating efficiency of its product development team in response to the outbreak of COVID-19, which led to a decrease in personnel-related expenses in the period. The decrease was partially offset by share-based compensation expenses of RMB16.3 million (US$2.3 million) in the second quarter of 2020.

•        General and administrative expenses in the second quarter of 2020 were RMB80.5 million (US$11.4 million), compared to RMB55.3 million in the same period of 2019. The increase in general and administrative expenses in the period included share-based compensation expenses of RMB9.6 million (US$1.4 million). The remaining increase of RMB15.6 million (US$2.2 million) in general and administrative expenses was primarily attributable to (1) an increased headcount and various expenditures to improve the Company’s corporate governance and ensure compliance in relation to the Company’s status as a U.S.-listed company; and (2) an increase in the account of provisions for doubtful debtors.

NET INCOME (LOSS)

Net loss in the second quarter of 2020 was RMB14.0 million (US$2.0 million) compared to a net income of RMB85.5 million in the same period of 2019.

Non-GAAP net income in the second quarter of 2020 was RMB11.9 million (US$1.7 million) compared to non-GAAP net income of RMB85.5 million in the same period of 2019.

NET INCOME (LOSS) PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) in the second quarter of 2020 were both RMB0.18 (US$0.03). In comparison, the Company’s basic and diluted net income attributable to ordinary shareholders per ADS in the same period of 2019 were both RMB1.00. Each ADS represents 25 of the Company’s Class A ordinary shares.

Liquidity

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB950.2 million (US$134.5 million), short-term bank borrowings of RMB361.9 million (US$51.2 million), as well as un-utilized bank facilities of RMB297.0 million (US$42.0 million). For the second quarter of 2020, net cash used in operating activities was RMB62.2 million (US$8.8 million).

Business Outlook

For the third quarter of 2020, the Company expects its revenue to be between RMB1,050 million and RMB1,150 million. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Thursday, August 13, 2020, at 8:30 P.M. Eastern Time (or 8:30 A.M. Beijing Time on Friday, August 14, 2020) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd. Second Quarter 2020 Earnings Conference Call
Conference ID:	#2783556
Registration Link:	http://apac.directeventreg.com/registration/event/2783556

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through August 21, 2020, by dialing the following numbers:

United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay Code:	#2783556

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2020. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income, respectively. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by SaaS tools, productions and technology. Of the approximately 2.0 million real estate agents in China, more than 1,250,000 were on its platform as of December 31, 2019. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com

ICR, Inc.

Jack Wang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of June 30,
	2019	2020
Assets
Current assets
Cash and cash equivalents	1,103,747	833,688
Restricted cash	230,125	95,315
Short-term investments	11,500	21,202
Accounts receivable, net	2,189,980	2,082,899
Prepayments and other current assets	194,668	413,888
Total current assets	3,730,020	3,446,992

Total assets	4,372,125	4,040,332

LIABILITIES
Current liabilities
Short-term bank borrowings	490,000	361,944
Accounts payable	1,897,611	1,842,511
Customers’ refundable fees	44,916	37,333
Accrued expenses and other payables	338,626	284,844
Taxes payable	7	—
Total current liabilities	2,771,160	2,526,632

Total liabilities	2,783,070	2,539,581

Total shareholders’ equity	1,589,055	1,500,751
Total liabilities and equity	4,372,125	4,040,332

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
Revenue	948,232	737,690	1,604,238	1,009,798
Cost of revenue	(726,006)	(616,737)	(1,260,525)	(839,452)
Gross profit	222,226	120,953	343,713	170,346

Operating expenses:
Sales and marketing expenses	(21,347)	(2,895)	(27,465)	(4,282)
Product development expenses	(79,082)	(70,495)	(144,818)	(165,474)
General and administrative expenses	(55,250)	(80,517)	(99,774)	(173,580)
Total operating expenses	(155,679)	(153,907)	(272,057)	(343,336)

Income (loss) from operations	66,547	(32,954)	71,656	(172,990)

Net income (loss)	85,510	(13,987)	100,307	(150,432)
Accretion of Redeemable Convertible Preferred Shares	(47,845)	—	(114,081)	—
Net income (loss) attributable to ordinary shareholders	37,665	(13,987)	(13,774)	(150,432)

Net income (loss)	85,510	(13,987)	100,307	(150,432)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(63,515)	(1,107)	(3,096)	9,780
Total comprehensive loss, net of income taxes	21,995	(15,094)	97,211	(140,652)
Net income (loss) per share
- Basic	0.04	(0.01)	(0.01)	(0.08)
- diluted	0.04	(0.01)	(0.01)	(0.08)
Net income (loss) per ADS
- Basic	1.00	(0.18)	(0.36)	(1.89)
- diluted	1.00	(0.18)	(0.36)	(1.89)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	945,712,030	1,996,169,104	945,712,030	1,990,437,318
- diluted	945,712,030	1,996,169,104	945,712,030	1,990,437,318

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2020	2019	2020
GAAP income/(loss) from operations	66,547	(32,954)	71,656	(172,990)
Share-based compensation expenses	—	25,916	—	52,347
Non-GAAP income/(loss) from operations	66,547	(7,038)	71,656	(120,643)

GAAP net income/(loss)	85,510	(13,987)	100,307	(150,432)
Share-based compensation expenses	—	25,916	—	52,347
Non-GAAP net income/(loss)	85,510	11,929	100,307	(98,085)

GAAP operating margin[5]	7.0%	(4.5%)	4.5%	(17.1%)
Share-based compensation expenses	—	3.5%	—	5.2%
Non-GAAP operating margin	7.0%	(1.0%)	4.5%	(11.9%)

GAAP net margin[6]	9.0%	(1.9%)	6.3%	(14.9%)
Share-based compensation expenses	—	3.5%	—	5.2%
Non-GAAP net margin	9.0%	1.6%	6.3%	(9.7%)

1 Non-GAAP net income is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 “Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.

3 Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control.

4 “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period.

5 Operating margin is defined as income (loss) from operations divided by revenue.

6 Net margin is defined as net income (loss) attributable to ordinary shareholders divided by revenue.